Exhibit 99.1

Agomab Announces Launch of Initial Public Offering

ANTWERP, Belgium, February 2, 2026 (GLOBE NEWSWIRE) – Agomab Therapeutics NV (“Agomab”), a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications with high unmet medical need, today announced the launch of its initial public offering of 12,500,000 American Depositary Shares (“ADSs”), each ADS representing one of its common shares, no nominal value per share, pursuant to a registration statement filed with the Securities and Exchange Commission (“SEC”). Agomab expects to grant the underwriters in the offering a 30-day option to purchase up to an additional 1,875,000 ADSs at the initial public offering price, less underwriting discounts and commissions. The estimated initial public offering price is between $15.00 and $17.00 per ADS. Agomab has applied to list its ADSs on the Nasdaq Global Select Market under the symbol “AGMB”.

J.P. Morgan, Morgan Stanley, Leerink Partners and Van Lanschot Kempen are acting as joint book-running managers of the offering.

A registration statement on Form F-1 relating to the proposed offering has been filed with the SEC and was declared effective on January 30, 2026. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The proposed offering is being made only by means of a prospectus. Copies of the preliminary prospectus relating to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; and Van Lanschot Kempen (USA) Inc., 880 Third Avenue, 17th floor, New York, New York 10022, or by email at usa@vanlanschotkempen.com.

The final terms of the offering will be disclosed in a final prospectus to be filed with the SEC.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in Belgium. The transaction to which this press release relates will only be available to, and will be engaged in only with, in member states of the European Economic Area (including Belgium), persons falling within the meaning of Article 2(e) of Regulation (EU) 2017/1129 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and in the United Kingdom, investment professionals falling within article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within article 49 (2), (a) to (d) of the Order and other persons to whom it may lawfully be communicated.

About Agomab

Agomab is a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications with high unmet medical need. Agomab’s product candidates are designed to target established pathways and utilize validated modalities with the aim of increasing efficacy while avoiding systemic toxicities in order to overcome the limitations of prior therapeutic approaches. Agomab’s mission is to develop disease-modifying therapeutics that aim to resolve fibrosis and restore organ function to enable patients with these disorders to live fuller and healthier lives.

Forward-Looking Statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, statements regarding Agomab’s expectations and statements regarding the commencement of trading of its ADSs on the Nasdaq Global Select Market, the completion and timing of the pricing and closing of the offering, the intended use of proceeds from the offering; and the size and expected price range of the offering. Forward-looking statements are based on Agomab’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the risks inherent in biopharmaceutical product development. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” section of the registration statement filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Agomab undertakes no duty to update such information except as required under applicable law. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investors

Sofie Van Gijsel

VP of Investor Relations

E-Mail: sofie.vangijsel@agomab.com

Phone: +1 781 296 1143

Media

Stephanie May or Joe Rayne

Trophic Communications

E-Mail: agomab@trophic.eu

Phone: +49 171 185 56 82